Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

Ramon Mendoza Reyes, P.Eng.

Vice President Technical Services, First Majestic Silver Corp.

925 West Georgia Street, Suite 1805

Vancouver, BC, Canada, V6C 3L2

I, Ramon Mendoza Reyes, P.Eng., am employed as Vice President Technical Services with First Majestic Silver Corp.

This certificate applies to the technical report entitled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, Mexico” that has an effective date of December 31, 2015 (the “Technical Report”).

I graduated from the National Autonomous University of Mexico with a Bachelor of Mining Engineering degree in 1989, and also obtained a Master of Science degree in Mining and Earth Systems Engineering from the Colorado School of Mines in Golden, Colorado, in 2003.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, a member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a member of the Association of Mining Engineers, Metallurgist and Geologists of Mexico.

I have practiced my profession continuously since 1990 and have been involved in precious and base metal sulphide mine projects and operations in Mexico, Canada, United States, Chile, Peru, and Argentina.

As a result of my education, qualifications and past relevant work experience in mine operations, mine planning, mine design, and mineral reserves estimates, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have visited the La Encantada Silver Mine on several occasions during 2014-2015. My most recent personal inspection of the property took place on June 24 to 26, 2015.

I am responsible for preparation of sections 1, 2, 3, 5, 6, 13, 15, 16, 17, 18, 19, 20, 21, 22, 24, 25.5, 25.6, 26.6, 26.7 and section 27 of the Technical Report.

By reason of my employment with First Majestic Silver Corp., the indirect 100% owner of the La Encantada Silver Mine, I am not considered independent as that term is described in Section 1.5 of NI 43–101.

I have been involved in the La Encantada Silver Mine as supervisor and coordinator of all disciplines preparing information for integration into the Technical Report, including geology, mining and metallurgy since February, 2015.

I have read NI 43–101 and the Technical Report. I confirm that those sections of the Technical Report for which I am responsiblehave been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, those sections of the Technical Report for which I am responsible contain all scientific and technical information required to be disclosed in order to ensure the Technical Report is not misleading.

“Signed and sealed”

Ramon Mendoza Reyes, P.Eng.

Dated: March 15, 2016